FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Tilton, Sr. Stephen R.	2. Issuer Name and Ticker or Trading Symbol Lakeland Bancorp, Inc. - LBAI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Lakeland Bancorp, Inc. 250 Oak Ridge Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/18/2002
(Street) Oak Ridge, NJ 07438		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/18/02	11/18/02	G		6000	D		433167(1)	D
Common Stock								1249(2)	I	Custodian Account with Kenneth B. Tilton
Common Stock								2500(3)	I	Account i/n/o Chaumont Holdings in which Mr. Tilton is a partner
Common Stock								11718(4)	I	Profit Sharing Plan for Tilton Securities LLC for which Mr. Tilton is a trustee
Common Stock								5000(5)	I	Owned by wife
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Includes 20,912 shares acquired as part of a 5% stock dividend paid by the Company November 15, 2002 to shareholder of record October 31, 2002.
(2) includes 59 shares acquired as part of a 5% stock dividend paid by the Company November 15, 2002 to shareholders of record 10/31/2002.
(3) includes 119 shares acquired as part of a 5% stock dividend paid by the Company November 15, 2002 to shareholders of record October 31, 2002.
(4) Includes 558 shares acquired as part of a 5% stock dividend paid by the Company November 15, 2002 to shareholders of record October 31, 2002.
(5) Includes 250 shares acquired as part of a 5% stock dividend paid by the Company November 15, 2002 to shareholders of record October 31, 2002.

By: /s/ Rita A. Myers, Power of Attorney **Signature of Reporting Person	11/18/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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